UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

                              (Amendment No. 1)*

                   Under the Securities Exchange Act of 1934

                           PRINTCAFE SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 742562 10 1
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                  Paul Kacir
                    General Counsel & Corporate Secretary
                                  Creo Inc.
                               3700 Gilmore Way
                          Burnaby, British Columbia
                                Canada V5G 4M1
                                (604) 451-2700

                                   Copy to:
                              Lee Meyerson, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              February 19, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 8 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.742562 10 1                  13D                   Page 2 of 8 Pages


________________________________________________________________________________
Item 1.    NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Creo Inc.

________________________________________________________________________________
Item 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
Item 3.    SEC USE ONLY



________________________________________________________________________________
Item 4.    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
Item 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]



________________________________________________________________________________
Item 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada

________________________________________________________________________________
               Item 7.    SOLE VOTING POWER

  NUMBER OF
                                5,795,607
   SHARES      _______________________________________________________________
               Item 8.    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                      0
               _________________________________________________________________
    EACH       Item 9.    SOLE DISPOSITIVE POWER

  REPORTING
                                5,795,607
   PERSON      _________________________________________________________________
               Item 10.   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
Item 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                5,795,607
________________________________________________________________________________
Item 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
Item 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                54.5% 1

________________________________________________________________________________
Item 14. TYPE OF REPORTING PERSON*


                                HC
________________________________________________________________________________


------------------------

1 This percentage is based on 10,632,877 shares of Issuer's Common Stock outstanding as of November 13, 2002, as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

CUSIP No.742562 10 1                  13D                   Page 3 of 8 Pages


________________________________________________________________________________
Item 1.    NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Creo SRL

________________________________________________________________________________
Item 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
Item 3.    SEC USE ONLY



________________________________________________________________________________
Item 4.    SOURCE OF FUNDS*

           WC

________________________________________________________________________________
Item 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]



________________________________________________________________________________
Item 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        Barbados

________________________________________________________________________________
               Item 7.    SOLE VOTING POWER

  NUMBER OF
                                5,795,607
   SHARES      _______________________________________________________________
               Item 8.    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                      0
               _________________________________________________________________
    EACH       Item 9.    SOLE DISPOSITIVE POWER

  REPORTING
                                5,795,607
   PERSON      _________________________________________________________________
               Item 10.   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
Item 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                5,795,607
________________________________________________________________________________
Item 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
Item 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                54.5%

________________________________________________________________________________
Item 14. TYPE OF REPORTING PERSON*


                                CO
________________________________________________________________________________

CUSIP No.742562 10 1                  13D                   Page 4 of 8 Pages


Item 1.  Security and Issuer.

         This statement constitutes Amendment No. 1 ("Amendment No. 1") to the Statement on Schedule 13D (the "Original Schedule 13D") originally filed on January 31, 2003 with the Securities and Exchange Commission by Creo Inc., a Canadian corporation ("Creo"), and Creo SRL, its wholly-owned subsidiary ("Creo SRL" and, together with Creo, the "Reporting Persons") and relates to the common stock, par value $.0001 per share (the "Common Stock"), of Printcafe Software, Inc., a Delaware corporation ("Printcafe" or "Issuer"). The principal executive offices of Issuer are located at Forty 24th Street, Pittsburgh, Pennsylvania 15222. Except as specifically amended by this Amendment No. 1, the Original Schedule 13D remains in full force and effect. Unless otherwise indicated, all capitalized terms used but not defined in this Amendment No. 1, have the same meaning as set forth in the Original Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following paragraph at the end thereof:

          On February 19, 2003, Creo delivered to Printcafe and each member of the Special Committee of the Board of Directors of Printcafe (the "Special Committee"), a letter expressing concern about certain recent actions taken by Printcafe and confirming Creo's continued willingness to meet with members of the Special Committee and its advisors at any time to negotiate price and any other terms of Creo's offer to acquire all of the outstanding shares of Printcafe's Common Stock. A copy of Creo's press release, which contains the text of the letter, is filed as an exhibit hereto and incorporated herein by reference.

          Creo has commenced litigation (the "Litigation") in the Delaware Chancery Court, which names the Issuer and certain of its directors and Electronic For Imaging, Inc. ("EFI") as defendants and seeks injunctive relief in connection with Issuer's stockholder rights plan (the "Rights Plan") and certain other tactics by the Issuer. The Litigation asks the court either to invalidate or cause the Company to remove several mechanisms, which, absent the relief sought, could effectively prevent Creo from consummating its purchase of Common Stock pursuant to the Seligman Letter Agreements. In particular, the Litigation seeks relief, including: (i) declaring that the Rights Plan is unlawful and was entered into in breach of the fiduciary duties of the Special Committee; (ii) enjoining any exercise of the Rights Plan or any issuance of rights or Common Stock under such Rights Plan; (iii) declaring that Printcafe's refusal to negotiate in good faith with Creo is a breach of the fiduciary duties of the defendant directors and compelling such defendant directors to fulfill their fiduciary duties and take all steps necessary to provide Creo and other bidders a fair and equal opportunity to acquire the outstanding shares of Printcafe; (iv) invalidating certain rights granted by Printcafe to defendant EFI; (v) enjoining any further action by defendant EFI intended to cause or with the effect of causing Printcafe to forego the opportunity to explore other strategic alternatives; and (vi) invalidating any attempt by Printcafe or EFI to enter into a definitive merger agreement prior to the entry of the Delaware Chancery Court's final judgment in the Litigation.

         The summary description contained in this Amendment No. 1 to the Original Schedule 13D is qualified in its entirety by reference to the complete text of the complaint relating to the Litigation, which is filed as an exhibit hereto and incorporated herein by reference.

CUSIP No.742562 10 1                  13D                   Page 5 of 8 Pages

Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Original Schedule 13D is hereby amended and supplemented to include the following at the end thereof:

EXHIBIT                DESCRIPTION
-------                -----------

         15            Press release issued by Creo on February 19, 2003
                       (filed herewith).

         16            Complaint, Creo Inc. v. Printcafe Software Inc., et al.
                       as filed with the Chancery Court of
                       the State of Delaware (filed herewith).

CUSIP No.742562 10 1                  13D                   Page 6 of 8 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        CREO INC.



                                        By: /s/ Amos Michelson
                                           ------------------------------------
                                           Name:  Amos Michelson
                                           Title: CEO


                                        CREO SRL



                                        By: /s/ Tran Chung
                                           ------------------------------------
                                           Name: Tran Chung
                                           Title: Manager of Creo SRL


Dated:  February 19, 2003

CUSIP No.742562 10 1                  13D                   Page 7 of 8 Pages

                                 EXHIBIT INDEX

EXHIBIT         DESCRIPTION

    1 Amended and Restated Strategic Alliance Agreement dated December 31, 2001 between Printcafe and Creo Products, Inc. (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed March 27,
          2002).

    2 2002 Sales Channel Agreement dated as of January 1, 2002 between Printcafe, Creo Products Inc., and CreoScitex America, Inc. (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed March 27, 2002).

    3 Credit Agreement dated December 31, 2001 between Printcafe and Iris Graphics Inc. (incorporated by reference to Exhibit 10.12(a) to Amendment No. 1 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed March 27, 2002).

    4 Amendment No. 1, dated as of June 10, 2002, to the Credit Agreement between Printcafe and Iris Graphics Inc. (incorporated by reference to Exhibit 10.12(b) to Amendment No. 6 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed June 13, 2002).

    5 Guarantee and Collateral Agreement dated as of December 31, 2001 made by Printcafe and certain of its subsidiaries in favor of Iris Graphics Inc. (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed March 27, 2002).

    6 Prepayment Agreement dated as of March 25, 2002 between Printcafe and Iris Graphics Inc. (incorporated by reference to Exhibit 10.36 to Amendment No. 2 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed April 17, 2002).

    7 Waiver Letter dated February 11, 2002 from Iris Graphics Inc. (incorporated by reference to Exhibit 10.37 to Amendment No. 2 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed April 17, 2002).

    8 Waiver of Compliance dated May 18, 2002 between Printcafe and Iris Graphics Inc. (incorporated by reference to Exhibit 10.39 to Amendment No. 5 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed June 3, 2002).

    9 Fifth Amended and Restated Investors' Rights Agreement (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to Printcafe's Registration Statement on Form S-1 (No. 333-82646) filed March 27,
          2002).

CUSIP No.742562 10 1                  13D                   Page 8 of 8 Pages

    10    Letter Agreements between Creo and certain funds for which J. &
          W. Seligman & Co. Incorporated acts as investment adviser (previously filed).

    11 Letter Agreement between Creo and HarbourVest Partners VI--Direct Fund L.P. (previously filed).

    12    Press release issued by Creo on January 22, 2003 (previously filed).

    13 Letter, dated January 23, 2003 from Creo to the Printcafe Board of Directors (previously filed).

    14    Joint Filing Agreement (previously filed).

    15    Press release issued by Creo on February 19, 2003 (filed herewith).

    16 Complaint, Creo Inc. v. Printcafe Software Inc., et al. as filed with the Chancery Court of the State of Delaware (filed herewith).